# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Terns Pharmaceuticals, Inc., CIK 0001831363
CUSIP: 880881107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1065 East Hillsdale Blvd., Suite 100, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Capital Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 966,461; shared voting power 0; sole dispositive power 966,461; shared dispositive power 0; aggregate amount beneficially owned 966,461 (0.9% of the class)
  Comment: The number represents shares of common stock, $0.0001 par value ("Common Stock") of Terns Pharmaceuticals, Inc. (the "Issuer") held of record by Vivo Capital Fund VIII, L.P. as of January 31, 2026. Vivo Capital VIII, LLC is the general partner of Vivo Capital Fund VIII, L.P.
  
  The percentage is based on 106,198,970 shares of Common Stock of the Issuer outstanding as of December 11, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 11, 2025 with the Securities and Exchange Commission ("SEC") pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-292016).
- Vivo Capital Surplus Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 133,415; shared voting power 0; sole dispositive power 133,415; shared dispositive power 0; aggregate amount beneficially owned 133,415 (0.1% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Capital Surplus Fund VIII, L.P. as of January 31, 2026. Vivo Capital VIII, LLC is the general partner of Vivo Capital Surplus Fund VIII, L.P.
  
  The percentage is based on 106,198,970 shares of Common Stock of the Issuer outstanding as of December 11, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 11, 2025, with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-292016).
- Vivo Capital VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,099,876; shared voting power 0; sole dispositive power 1,099,876; shared dispositive power 0; aggregate amount beneficially owned 1,099,876 (1% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. as of January 31, 2026. Vivo Capital VIII, LLC is the general partner of Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.
  
  The percentage is based on 106,198,970 shares of Common Stock of the Issuer outstanding as of December 11, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 11, 2025, with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-292016).
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,700,615; shared voting power 0; sole dispositive power 2,700,615; shared dispositive power 0; aggregate amount beneficially owned 2,700,615 (2.5% of the class)
  Comment: The number represents shares of Common Stock held of record by Vivo Opportunity Fund Holdings, L.P. as of January 31, 2026. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage is based on 106,198,970 shares of Common Stock of the Issuer outstanding as of December 11, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 11, 2025, with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-292016).
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,700,615; shared voting power 0; sole dispositive power 2,700,615; shared dispositive power 0; aggregate amount beneficially owned 2,700,615 (2.5% of the class)
  Comment: The number represents shares of Common Stock held of record by Vivo Opportunity Fund Holdings, L.P. as of January 31, 2026. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage is based on 106,198,970 shares of Common Stock of the Issuer outstanding as of December 11, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 11, 2025, with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-292016).
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 241,652; shared voting power 0; sole dispositive power 241,652; shared dispositive power 0; aggregate amount beneficially owned 241,652 (0.2% of the class)
  Comment: The number represents shares of Common Stock held of record by Vivo Opportunity Cayman Fund, L.P. as of January 31, 2026. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage is based on 106,198,970 shares of Common Stock of the Issuer outstanding as of December 11, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 11, 2025, with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-292016).
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 241,652; shared voting power 0; sole dispositive power 241,652; shared dispositive power 0; aggregate amount beneficially owned 241,652 (0.2% of the class)
  Comment: The number represents shares of Common Stock held of record by Vivo Opportunity Cayman Fund, L.P. as of January 31, 2026. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage is based on 106,198,970 shares of Common Stock of the Issuer outstanding as of December 11, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 11, 2025, with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-292016).

## Item 1. Issuer
Name of issuer: Terns Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1065 East Hillsdale Blvd., Suite 100 Foster City, CA 94404

## Item 2. Person Filing
Name of person filing: This Amendment No. 3 to Schedule 13G is filed jointly by Vivo Capital Fund VIII, L.P., Vivo Capital Surplus Fund VIII, L.P., Vivo Capital VIII, LLC, Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity, LLC, Vivo Opportunity Cayman Fund, L.P., and Vivo Opportunity Cayman, LLC.
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. are Delaware limited partnerships.

Vivo Capital VIII, LLC is a Delaware limited liability company.

Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Vivo Capital Fund VIII, L.P., Vivo Capital Surplus Fund VIII, L.P. and Vivo Capital VIII, LLC

966,461 shares of Common Stock are held of records by Vivo Capital Fund VIII, L.P. 133,415 shares of common stock are held of records by Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2) Vivo Opportunity Fund Holdings, L.P. and Vivo Opportunity, LLC

2,700,615 shares of Common Stock are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(3) Vivo Opportunity Cayman Fund, L.P. and Vivo Opportunity Cayman, LLC.

241,652 shares of Common Stock are held of records by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Percent of class:
Vivo Capital Fund VIII, L.P.: 0.9%

Vivo Capital Surplus Fund VIII, L.P.: 0.1%

Vivo Capital VIII, LLC: 1.0%

Vivo Opportunity Fund Holdings, L.P.: 2.5%

Vivo Opportunity, LLC: 2.5%

Vivo Opportunity Cayman Fund, L.P.: 0.2%

Vivo Opportunity Cayman, LLC.: 0.2%
Sole power to vote or to direct the vote:
Vivo Capital Fund VIII, L.P.: 966,461 shares

Vivo Capital Surplus Fund VIII, L.P.: 133,415 shares

Vivo Capital VIII, LLC: 1,099,876 shares

Vivo Opportunity Fund Holdings, L.P.: 2,700,615 shares

Vivo Opportunity, LLC: 2,700,615 shares

Vivo Opportunity Cayman Fund, L.P.: 241,652 shares

Vivo Opportunity Cayman, LLC: 241,652 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Capital Fund VIII, L.P.: 966,461 shares

Vivo Capital Surplus Fund VIII, L.P.: 133,415 shares

Vivo Capital VIII, LLC: 1,099,876 shares

Vivo Opportunity Fund Holdings, L.P.: 2,700,615 shares

Vivo Opportunity, LLC: 2,700,615 shares

Vivo Opportunity Cayman Fund, L.P.: 241,652 shares

Vivo Opportunity Cayman, LLC: 241,652 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Capital Fund VIII, L.P.: /s/ Frank Kung, Frank Kung/Managing Member of Vivo Capital VIII, LLC, General Partner (02/13/2026)
- Vivo Capital Surplus Fund VIII, L.P.: /s/ Frank Kung, Frank Kung/Managing Member of Vivo Capital VIII, LLC, General Partner (02/13/2026)
- Vivo Capital VIII, LLC: /s/ Frank Kung, Frank Kung/Managing Member (02/13/2026)
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (02/13/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (02/13/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (02/13/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (02/13/2026)